**MetroAir Inc. 메트로에어**
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Flying through the city — safely!
Airbus imagined it. We built it.

MetroAir's Multicruiser is a next-gen guarded eVTOL powered by patented Rimfoil ducted rotor technology — 2/3 less drag, contained tip vortices, built for dense urban environments.

But we're not just building an aircraft.
We have patented the full system: Multicruiser + Hub Vertiports + AI-managed air corridors.

3 U.S. patents. Built in Korea. Raising now on Wefunder.

https://lnkd.in/evX6Vd9D



**Reinventing the Sky | MetroAir, Inc.**
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